SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934
For the month of June, 2006
Bennett Environmental Inc.
(Translation of registrant’s name into English)
000-30946
(Commission File Number)
Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☐               Form 40-F     ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐               No      ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc.

(Registrant)

Date: June 9, 2006	By:	/s/ Allan Bulckaert

	Name:	Allan Bulckaert

	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
1	Restated Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the year ended December 31, 2004.

2	Restated Annual Audited Financial Statements for the years ended December 31, 2004 and December 31, 2003.

3	Certification of Annual Filings on Form 52-109F1 signed by the Chief Executive Officer

4	Certification of Annual Filings on Form 52-109F1 signed by the Chief Financial Officer